UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 29, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Focus Media Holding Limited

File No. 005-81465 - CF# 27034

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Jason Nanchun Jiang and JJ Media Investment Holding Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on June 29, 2011 relating their beneficial ownership of ordinary shares of Focus Media Holding Limited.

Based on representations by Jason Nanchun Jiang and JJ Media Investment Holding Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.21   through June 29, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel